Exhibit D

Beau Cairns
Officer, Client Services
Telephone: 416.361.0930 ext.269
bcairns@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

May 16, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:     Metallica Resources Inc.

We confirm that the Interim Financial Statements for the first quarter and the three (3) months ended March 31, 2005, were mailed to those shareholders on the supplemental mailing list on May 16, 2005.

Yours Truly,
EQUITY TRANSFER SERVICES INC.